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                                                                  EXHIBIT 10.28


                                                November 11, 1995



Reimar C. Bruening, Ph.D.
3328-12 Brittan Avenue
San Carlos, CA 94070

Dear Reimar:

We are pleased with the prospect of your joining Myco Pharmaceuticals as an employee and to offer you the position of Vice President of Chemical Sciences. We believe you will find your position challenging and professionally rewarding. Terms of the offer are as follows:

Responsibilities: You will have executive responsibility for all chemistry related programs as well as interact with other members of the scientific team to move drugs through development. You will participate actively in corporate strategic planning and involvement in collaboration with research and development relationships. Your specific responsibilities will be determined by the Executive Vice President - Research.

You will initially report to the Executive Vice President Research.

Your services are to be on a full-time basis with your best effort.

Salary:  You will be paid at the rate of $12,500/month
($150,000/year).

Equity: Options of 62,500 shares of Common Stock will be recommended to the Board of Directors to be made available to you at a price of $0.50 per share. These shares will vest over a period of five years subject to the conditions set forth in the Company's Standard Stock Option Agreement. Options for an additional 62,500 shares of Common Stock at $0.50 per share will be recommended to the Board of Directors based on performance of certain milestone objectives. Based on conversations with you, these milestones and performance dates will be set within the first ninety (90) days of employment by the CEO, Executive Vice President Research and you.
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Other Benefits: You will receive life insurance, disability insurance, family medical benefits and vacation to the extent you qualify for those benefits as established by the Company as described in the Employee Handbook.

Timing:  We would like you to begin not later than December 1, 1995.

Relocation Allowance: A lump sum of $20,000 for reasonable relocation expenses will be provided to you.

Loan: Myco will advance you $10,00 as loan to further assist in your transition. Interest will be charged at the minimum rate as established by the Internal Revenue Service. The company has the right to offset any bonuses earned by you as repayment of the loan.

This offer is subject to final Board of Director's approval and execution of our standard Confidentiality and Non-Competition Agreement.

The values and goals you have expressed to me during our conversations convince me that we can accomplish terrific results together. I think this is an opportunity for you to see your creative abilities and knowledge put to great use in the development of new drugs. I am genuinely excited by the possibility of having you as an employee of the Company. Reimar, we look forward to your positive response to this offer and to working with you in the near future. Please sign one copy of this letter to indicate your acceptance of the terms of employment and return it to me by November 15, 1995.

                                           Sincerely,

                                           /S/ William Timberlake

                                           William Timberlake, Ph.D.
                                           Executive Vice President, Research



I have read and agree with the terms as set forth above.


/s/ Reimar Bruening                        11-14-95
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Reimar Bruening                            Date